Exhibit 21.1

Subsidiaries of Amylin Pharmaceuticals, Inc.

All of the following subsidiaries are 100% owned by Amylin Pharmaceuticals, Inc.

Amylin Europe Limited

Amylin Ohio LLC

Amylin Puerto Rico LLC